SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MAY 27, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:         Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI ANNOUNCES THAT TRANS-SIBERIAN GOLD SHAREHOLDERS HAVE APPROVED THE REVISED TERMS FOR THE SECOND SUBSCRIPTION.

Queries
South Africa
Tel: Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026
john.owusu@ashantigold.com
USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA44.05
27 May 2005
TRANS-SIBERIAN GOLD SHAREHOLDERS APPROVE REVISED TERMS FOR THE SECOND SUBSCRIPTION BY ANGLOGOLD ASHANTI
AngloGold Ashanti Limited (“AngloGold Ashanti”) is pleased to report that shareholders of Trans-
Siberian Gold plc (“TSG”) have approved the revised terms for the second share subscription by
AngloGold Ashanti in TSG, which terms were set out in the announcement dated 28 April 2005.
Consequently, AngloGold Ashanti will subscribe for 6,131,585 new ordinary shares in TSG at a price of £1.30 per share for an aggregate consideration of £7,971,060.50. It is anticipated that the second subscription will be completed on 31 May 2005.
Upon completion of the second subscription AngloGold Ashanti’s aggregate shareholding in TSG will be 29.9%.
Ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date   MAY 27, 2005                                                        By: /s/ C R B
ULL
_
Name: C R Bull
Title: Company Secretary